

December 19, 2013

Via E-mail
Mr. F. Nicholas Grasberger, III
Vice President and Corporate Controller
Harsco Corporation
350 Poplar Church Road
Camp Hill, Pennsylvania 17011

> **RE:** **Harsco Corporation**
> **Form 10-K for the Year Ended December 31, 2012**
> **Filed February 26, 2013**
> **Form 8-K**
> **Filed September 16, 2013**
> **Form 8-K**
> **Filed November 26, 2013**
> **Response dated December 10, 2013**
> **File No. 1-3970**

Dear Mr. Grasberger:

We have reviewed your response letter dated December 10, 2013 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Financial Statements
Notes to the Financial Statements
Note 1. Summary of Significant Accounting Policies
Revenue Recognition, page 55

1. We note your response to comment 4 of our letter dated November 25, 2013. To the extent material, please disclose the amount of backlog related to contracts for which the

costs to complete the contract are expected to exceed the revenue to be realized and over what period.

Form 8-K Filed September 16, 2013

2. We note your response to comment 10 of our letter dated November 25, 2013. Please also confirm that you will clearly disclose how you arrive at your estimates.

Form 8-K Filed November 26, 2013

3. Adjustment (i) reflects the approximate 29% equity interest in the income of the strategic venture. Please tell us how you determined these estimated adjustment amounts.

4. Adjustment (j) indicates that you are retaining the defined benefit pension plans in the United States and United Kingdom pursuant to the terms of the Purchase Agreement. Please tell us how the assets and liabilities associated with these plans have been reflected on your pro forma balance sheet as of September 30, 2013 given that it appears all of the assets and liabilities associated with the Harsco Infrastructure segment were reflected in the held-for-sale line items.

5. We remind you that Rule 11-02(b)(6) of Regulation S-X states that pro forma adjustments related to the pro forma condensed income statement shall be computed assuming the transaction was consummated at the beginning of the fiscal year presented. In this regard, the pro forma statement of operations for the nine months ended September 30, 2013 should also assume that the Infrastructure Transaction had closed on January 1, 2012 rather than January 1, 2013 as your disclosures indicate. Please show us what the impact would be to your pro forma statement of operations for the nine months ended September 30, 2013 if you had assumed that the transaction occurred on January 1, 2012 rather than January 1, 2013.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to me at (202) 551-3355.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief